Exhibit 99.2

ZenaTech Closes a Seventh Drone as a Service (DaaS) Acquisition in North Carolina Expanding its Southeast Region and Government Opportunities

Vancouver, British Columbia, (July 5, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI-powered drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announced the closing of its seventh Drone as a Service acquisition. Morgan Surveying, Inc. is a Greensboro, North Carolina-based land surveying firm with an established reputation for serving customers in Guilford County and surrounding areas for over 30 years. This marks the first completed acquisition in North Carolina, expanding the DaaS business presence in the Southeast region along with five recent Florida-based acquisitions.  It also enhances the company’s ability to sell to both government and commercial customers.

“By bringing Morgan Surveying into our DaaS portfolio we are strengthening operations in the Southeast region while accelerating expertise and expansion into government opportunities, particularly at the county, city and state level,” said Shaun Passley, Ph.D., ZenaTech CEO. “We’re integrating AI-powered drones as an important land surveying tool, elevating how land is understood, mapped and managed. This transaction supports our growing national Drone as a Service network as well as our mission to deliver precise, efficient, and scalable drone-powered insights across multiple industries from construction to conservation.”

Morgan Surveying offers a full range of land surveying services including boundary and topographic surveys, surveys supporting real estate transactions, construction, land development, utility plans, and subdivision design and zoning. With a strong portfolio of municipal, county, and private sector clients, Morgan Surveying provides a strong fit for ZenaTech’s national DaaS platform.

ZenaTech has now completed seven US acquisitions toward its goal of acquiring and establishing 25 Drone as a Service locations nationwide by mid next year. The company’s DaaS model provides flexible, on-demand access to drone services for surveying, inspections, automation and more—eliminating the need for customers to invest in drone hardware and software, pilots, maintenance, or regulatory compliance. The company is acquiring land survey engineering companies and other business ripe for innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers and recurring revenue opportunities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.